Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended
	March 31,
	2006	2005
Basic:
Average shares outstanding	13,723,093	13,711,369
Net income	$ 7,196,192	$ 3,382,391
Per share amount	$0.52	$0.25
Diluted:
Average shares outstanding	13,723,093	13,711,369
Net effect of dilutive stock options - based on the treasury stock method using average market price	147,715	275,223
Diluted shares	13,870,808	13,986,592
Net income	$ 7,196,192	$ 3,382,391
Per share amount	$0.52	$0.24

Note: Antidilutive stock options totaling 235,813 shares were not included in the calculation of diluted earnings per share for the three months ended March 31, 2006. Antidilutive stock options totaling 11,200 shares were not included in the calculation of diluted earnings per share for the three months ended March 31, 2005.